EXHIBIT 99.2

Galloway Capital Partners, LLC

February 18, 2026

GSI Technology, Inc.

1213 Elko Drive

Sunnyvale, California 94089

Attn: Lee-Lean Shu, President & Chief Executive Officer

Dear Mr. Shu:

Today our firm, Galloway Capital Partners, LLC (“Galloway”) filed a 13D announcing a 5.02% stake in GSI Technology, Inc. (“GSIT”).

Galloway invests in companies that we believe are materially undervalued relative to their intrinsic and private market value. In our view, GSIT is trading at a significant discount to what comparable venture-backed, non-GPU AI semiconductor companies command in private markets. The Company’s current valuation does not, in our opinion, reflect the strategic value of its proprietary APU high-performance compute architecture, its intellectual property portfolio, or its positioning within the rapidly expanding edge AI market. With a market capitalization below $300 million and a well-capitalized balance sheet, GSIT appears to trade at valuation levels that are inconsistent with both its technology differentiation and long-term growth potential.

The Edge AI market is in the early stages of a steep multi-year growth curve driven by the need for low-latency, energy-efficient on-board AI computing. We believe decisive action is required to close the valuation gap and unlock shareholder value.  For instance, the Company’s lack of institutional investment research coverage and participation in institutional investor conferences is perceived as a shortfall in shareholder focus.  GSI’s non-Von Neumann compute-in-memory (CIM) platform is a multi-modal, low-power architecture platform designed for on-board AI processing applications across drones, robotics, autonomous systems, and smart infrastructure is not valued in the current share price.

The Company’s recently announced low-power Time-to-First Token (TTFT) independent test results demonstrate significant points of technology differentiation. Its announced proof-of-concept engagement with G2 tech, an Israeli AI company, backed by the U.S. Department of War (“DOW”) and a foreign government agency, and multiple SBIR’s with DOW are under-appreciated by the equity market. Furthermore, we believe the value of the Company’s unique high-end SRAM business is overlooked as well.

We believe that the management and Board need to engage in decisive action to close the valuation gap and unlock shareholder value. In our view, the valuation gap reflects insufficient capital markets communication, limited investor awareness, and a lack of clearly articulated strategic milestones.

We would welcome the opportunity to engage constructively with you and the Board to better understand the Company’s priorities and to share our perspective as a supportive long-term shareholder. Our goal is to be a collaborative partner as the Company continues to execute and build shareholder value.

Please feel free to contact me directly at bgalloway@gallowaycap.com. We look forward to an open and productive dialogue.

Very truly yours,

Bruce Galloway

Chief Investment Officer